Mailstop 3561

                                                            September 13, 2018

Via E-mail
Helmy Eltoukhy
Chief Executive Officer
Guardant Health, Inc.
505 Penobscot Dr.
Redwood City, California 94063

       Re:      Guardant Health, Inc.
                Registration Statement on Form S-1
                Filed September 6, 2018
                File No. 333-227206

Dear Mr. Eltoukhy:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 59

1. Please specify the principal purposes of the net proceeds that you will receive from the offering, including the approximate amount intended to be used for each such purpose.
       See Item 504 of Regulation S-K.

Dilution, page 63

2. Please tell us and disclose your basis for not deducting redeemable non-controlling interest amounts in arriving at the historical and pro forma net tangible book value amounts presented. Alternatively, revise your computations accordingly. Helmy Eltoukhy
Guardant Health, Inc.
September 13, 2018
Page 2


Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the six months ended June 30, 2017 and 2018, page 74

3. We note your disclosure that cash receipts relative to the number of tests processed in period were higher in the six months ended June 30, 2018 compared to the prior period.
        Please disclose the period-to-period change. See Item 303(b)(2) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3356 with any other questions.


                                                            Sincerely,

                                                            /s/ Brigitte
Lippmann (for)

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages, Apparel,
                                                            and Mining

cc:     B. Shayne Kennedy
        Latham & Watkins LLP